Certificate of Designation

Series A Convertible Preferred Shares of DNA Dynamics, Inc.

(1) Designation and Rank. The series "Series A Convertible Preferred Stock" consists of 10,000,000 shares. The Series A Convertible Preferred shall be senior to the common stock and is duly authorized by resolution of the Board of Directors of The Company dated January 5th 2011.

(2) Conversion into Common Stock.

(a) Right to Convert. Each share of Series A Convertible Preferred shall be convertible, at the option of the holder thereof, at any time after one (1) year from the date of issuance (the "Conversion Date") into a number of fully paid and non-assessable shares of Common Stock. For each share of Series A Convertible Preferred, the holder will receive upon Conversion, one (1) shares of Common Stock (the "Conversion Ratio") of the Corporation.

(b) Mechanics of Conversion. Before any holder shall be entitled to convert, the holder shall surrender the certificate or certificates representing Series A Convertible Preferred to be converted, duly endorsed or accompanied by proper instruments of transfer, at the office of the Corporation or its transfer agent, and shall give written notice to the Corporation at such office that the holder elects to convert the same. The Corporation shall, as soon as practicable after delivery of such certificates, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of Series A Convertible Preferred a certificate or certificates for the number of shares of Common Stock to which such holder is entitled as aforesaid.

(c) Adjustments to Conversion Ratio. - Merger or Reorganization. In case of any consolidation or merger of the Corporation as a result of which holders of Common Stock become entitled to receive other stock or securities or property, or in case of any conveyance of all or substantially all of the assets of the Corporation to another corporation, the Corporation shall mail to each holder of Series A Convertible Preferred at least thirty (30) days prior to the consummation of such event a notice thereof, and each such holder shall have the option to either (i) convert such holder's shares of Series A Convertible Preferred into shares of Common Stock pursuant to this Section and thereafter receive the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation deliverable upon conversion of such Series A Convertible Preferred would have been entitled upon such consolidation, merger or conveyance, or (ii) exercise such holder's rights. The Conversion Ratio and voting rights of this stock shall not be affected by a stock dividend or subdivision (stock split) on the Common Stock of the Corporation, or a stock combination (reverse stock split) or stock consolidation by reseriesification of the Common Stock.

(d) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation, this Certificate of Designation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Convertible Preferred against impairment.

(3) Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation"), the assets of the Corporation available for distribution to its stockholders shall be distributed as follows:

(1) The holders of the Series A Convertible Preferred shall be entitled to receive, prior to the holders of Common Stock and prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of any other shares of stock of the corporation by reason of their ownership of such stock, an amount equal to $1.00 per share with respect to each share of Series A Convertible Preferred.

(2) If upon occurrence of a Liquidation the assets and funds thus distributed among the holders of the Series A Convertible Preferred shall be insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed among the holders of the Series A Convertible Preferred ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(3) After payment of the full amounts to the holders of Series A Convertible Preferred as set forth above in paragraph (1), any remaining assets of the Corporation shall be distributed pro rata to the holders of the Preferred Stock and Common Stock (in the case of the Preferred Stock, on an "as converted" basis into Common Stock).

(b) For purposes of this Section 3, and unless a majority of the holders of the Series A Convertible Preferred affirmatively vote or agree by written consent to the contrary, a Liquidation shall be deemed to include (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) and (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation's stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation's acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity.

(c) If any of the assets of the Corporation are to be distributed other than in cash under this Section 3, then the board of directors of the Corporation shall promptly engage independent competent appraisers to determine the value of the assets to be distributed to the holders of Preferred Stock or Common Stock. The Corporation shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Preferred Stock or Common Stock of the appraiser's valuation.

(4) Voting Rights. The holders of the Series A Convertible Preferred Stock are entitled to notice of any stockholders' meeting and to vote as a single class upon any matter submitted to the stockholders for a vote as follows. The holders of each share of Series A Convertible Preferred Stock shall have one hundred (100) votes for each one (1) full share of Series A Convertible Preferred stock held (the "Voting Ratio") on the record date for the vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited.

(5) Reissuance. No share or shares of Series A Convertible Preferred acquired by the Corporation by reason of conversion or otherwise shall be reissued as Series A Convertible Preferred, and all such shares thereafter shall be returned to the status of undesignated and unissued shares of Series A Preferred Stock of the Corporation.

We, the undersigned, authorize this Class of Preference Share to be created under the Bylaws of The Company.

Edward J. Blincoe
Chief Executive Officer & Director

David W. Lovatt
Chief Operating Officer & Director